20 October 2000	No: 22/00

REUTERS THIRD QUARTER TRADING STATEMENT

London – Reuters revenue for the third quarter of 2000 rose by 16% to £888 million (US$1.296 billion) from £763 million (US$1.114 billion) for the same period last year. This compares to 9% year-on-year revenue growth reported for the first half of the year. Underlying revenue, which excludes the impact of acquisitions, disposals and currency movements, increased by 11%. This is in line with the rate of growth in previous quarters this year. The underlying revenue growth in the third quarter reflects good performance in the core business combined with continued strong growth at Instinet and Reuterspace.

Instinet IPO

Reuters has decided in principle to float Instinet and has begun the preparatory work for an initial public offering (IPO) in the US of a minority stake. An IPO will support Instinet’s geographic, customer and product expansion and provide an acquisition currency if required.

Peter Job, Chief Executive, said: “Our core business in Reuters Financial is thriving in good market conditions. Technology sales are picking up as we forecast and we are doing well with our 3000 Xtra product at the high end of the market. We are also reaping substantial rewards from our decision three years ago to offer lower-priced financial information feeds which our customers use in servicing their own client base through electronic links. Reuters news and pictures are selling in profusion to general websites as the internet wave spreads out beyond the US to all our global markets.

“We expect revenue to continue to grow in buoyant markets. We are not being shy about investing in new revenue opportunities in Reuterspace and other new ventures involving partners. The vision of transforming the corporation for the Internet remains right in our minds and the spending programmes to achieve this are moving ahead.”

Reuters Financial

Reuters Information – Revenue rose by 8% to £438 million (US$639 million) in the third quarter compared with the same quarter last year, with underlying revenue up 7%. Reuters flagship information product, 3000 Xtra, has now sold 14,000 accesses. Over 60,000 accesses of ReutersPlus, the US domestic equity product, have been sold. ReutersPro was launched this summer and uses the same infrastructure to extend Reuters reach into higher tier segments including the institutional buyside.

Reuters Trading Solutions – Revenue for RTS grew by 4% to £196 million (US$286 million); underlying revenue increased by 2%. Revenue from transaction products has held up well. The rate of cancellation of Dealing terminals has reduced significantly this year, whilst foreign exchange matching revenues have increased largely as a result of good performance in forwards. Application Enterprise Systems showed growth as customers started to focus on new dealing room infrastructure after Y2K. Significant sales have been made to a number of large customers. Customer interest also is being shown for Retail Solutions, which allow customers who want to use internet technology and customised content to reach their clients directly.

Instinet

Revenue for Instinet grew by 46% to £189 million (US$276 million); underlying revenue increased by 32%. This good year-on-year performance reflects the growth of volumes in equities markets, especially in the US which accounted for over 75% of Instinet’s revenue in the quarter.

Instinet continued to spend heavily on expanding its structure and capabilities and on diversification of its product line. It plans to launch its retail product this quarter.

Reuterspace

Revenues for Reuterspace grew by 64% to £66 million (US$96 million); underlying revenue grew 17%. The expansion included the acquisition of ORT, the Tower Group and the Yankee Group, as the strategy to build businesses in new market segments develops. New media continued to do well with an estimated 50 million users of Reuters news and information on websites around the world. Reuters own website, Reuters.com, has been revamped significantly as a first step towards the creation of Reuters personal finance portal. Work is also underway on local sites in the UK and Germany.

The Greenhouse Fund has taken advantage of investment opportunities in current market conditions to accelerate the pace of investments, which now number 79, with £105 million (US$153 million) invested so far this year. Six companies held in the portfolio have gone public this year, three in the third quarter. Reuters has not so far committed itself to a firm date for an IPO. Discussions are underway with various organisations about a private round of financing as the next objective.

REUTERS REVENUE ANALYSIS - THIRD QUARTER 2000

	Three months to 30 September		% Change		Three months to 30 September
	2000 £m	1999 £m	Actual	Underlying	2000 US$m	1999 US$m
Revenue analysis by division

Reuters Information	438	405	8%	7%	639	591
Reuters Trading Solutions	196	189	4%	2%	286	276

Reuters Financial	634	594	7%	6%	925	867

Instinet	189	129	46%	32%	276	188
Reuterspace	66	41	64%	17%	96	60

Divisional revenue	889	764	16%	11%	1,297	1,115

TIBCO Software	–	–	–	–	–	–
Reuters Business Briefing	–	–	–	–	–	–
Share of joint ventures revenue	55	17	–	–	80	25
Intra group revenue	(1)	(1)	–	–	(1)	(1)

Gross revenue	943	780	21%	11%	1,376	1,139

Less share of joint ventures revenue	(55)	(17)	–	–	(80)	(25)

Group revenue	888	763	16%	11%	1,296	1,114

Revenue analysis
by geography

Europe, Middle
East and Africa	416	394	5%	6%	607	575
Asia/Pacific	138	123	13%	5%	201	180
The Americas	334	246	36%	21%	488	359

Group revenue	888	763	16%	11%	1,296	1,114

Revenue analysis
by type

Recurring	648	585	11%	7%	946	854
Usage	202	145	40%	27%	295	212
Outright	38	33	14%	11%	55	48

Group revenue	888	763	16%	11%	1,296	1,114

Note: For convenience all US dollar equivalents have been converted at US$1.46 = £1, a rate prevailing on 30 September 2000.

REUTERS REVENUE ANALYSIS – NINE MONTHS TO 30 SEPTEMBER 2000

	Nine months to 30 September		% Change		Nine months to 30 September		Year to 31 December
	2000 £m	1999 £m	Actual	Underlying	2000 US$m	1999 US$m	1999 £m	1999 US$m
Revenue analysis by division

Reuters Information	1,287	1,213	6%	7%	1,879	1,771	1,619	2,363
Reuters Trading Solutions	568	568	0%	0%	829	829	780	1,139

Reuters Financial	1,855	1,781	4%	5%	2,708	2,600	2,399	3,502

Instinet	570	384	48%	39%	832	561	525	767
Reuterspace	163	115	42%	14%	238	168	157	229

Divisional revenue	2,588	2,280	14%	11%	3,778	3,329	3,081	4,498

TIBCO Software	–	21	–	–	–	31	21	31
Reuters Business Briefing	–	31	–	–	–	45	31	45
Share of joint ventures revenue	93	17	–	–	136	25	35	51
Intra group revenue	(4)	(7)	43%	42%	(6)	(10)	(8)	(12)

Gross revenue	2,677	2,342	14%	11%	3,908	3,420	3,160	4,613

Less share of joint ventures
revenue	(93)	(17)	–	–	(136)	(25)	(35)	(51)

Group revenue	2,584	2,325	11%	11%	3,772	3,395	3,125	4,562

Revenue analysis
by geography

Europe, Middle
East and Africa	1,237	1,229	1%	7%	1,805	1,795	1,643	2,399
Asia/Pacific	398	372	7%	3%	581	543	503	734
The Americas	949	724	31%	23%	1,386	1,057	979	1,429

Group revenue	2,584	2,325	11%	11%	3,772	3,395	3,125	4,562

Revenue analysis
by type

Recurring	1,871	1,748	7%	6%	2,731	2,552	2,338	3,413
Usage	613	454	35%	36%	895	663	609	889
Outright	100	123	(18%)	(3%)	146	180	178	260

Group revenue	2,584	2,325	11%	11%	3,772	3,395	3,125	4,562

End

Contact:

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44(0)20 7542 4890

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44(0)20 7542 8666

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Note to editors

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.